UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company Corporate Taxpayer's ID No. 60.746.948/0001-12

Material Fact

Banco Bradesco S.A. informs the market, its shareholders and customers that the Company’s Board of Directors is proposing a capital stock increase, with profit reserves and bonus stock, which shall be resolved by the shareholders in the Special Shareholders’ Meeting to be held on March 10, 2020, at 4 p.m., as follows:

Capital stock increase with profit reserves and bonus stock: to increase the capital stock by R$4,000,000,000.00, increasing it from R$75,100,000,000.00 to R$79,100,000,000.00, with bonus stock, by means of the capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, according to the provisions of Article 169 of Law No. 6,404/76, by issuing 806.382.972 book-entry, registered shares, with no par value, being 403.191.507 common shares and 403.191.465 preferred shares, to be attributed free of charge to shareholders at the ratio of 1 new share to each 10 shares of the same type they hold on the date base, to be established after the approval of the process by the Central Bank of Brazil, observing that:

I.            Goals: the bonus operation’s purpose is to: a) increase the liquidity of the shares in the market, considering that the greater amount of outstanding shares will possibly generates a growth in the operations performed with such actions; b) enable an adjustment in the shares price, making the unit price more attractive and accessible to a larger number of investors; and c) improve the compliance of the balance of the profit reserve with the legal limits.

II.          Date-Base of Right to Bonus Stock: it will be announced to the market after the approval of the respective process by the Central Bank of Brazil.

III.        Trading: current shares will continue to be traded with the right to bonus and the new shares shall be available for trading after the approval of the said process by the Central Bank of Brazil and the inclusion in the position of the shareholders, which will be dealt with in a notice to the market.

IV.        Right to Shares with Bonus: will be entitled to dividends and/or interest on shareholder’s equity that may be declared as of the date of their inclusion in the position of shareholders. They are also entitled, in full, to any benefits attributed to other shares as of the aforementioned date.

V.          Monthly Interest on Shareholders’ Equity: will be maintained at R$0.017249826 per common share and R$0.018974809 per preferred share (gross), with the payment for the net amount of R$0.014662352 per common share and R$0.016128588 per preferred share, after the deduction of tax income at the source of 15% (fifteen percent). They will continue to be paid in accordance with the Systematics of Monthly Payment of Dividends/Interest on Shareholder’s Equity. Income tax at the source does not apply to legal entities that are exempt from this tax.

Thus, the total amount paid monthly to the shareholders will have an increase of 10%, after the inclusion of the new shares into its position.

VI.        Fractions of Shares: the bonus will always occur in whole numbers. Shares remaining unsubscribed arising from the fractions of shares will be separated, grouped in whole numbers and sold in an auction to be held at B3 S.A. – Brasil, Bolsa, Balcão (B3). After the approval needed for the process by the Central Bank of Brazil and, prior to the sale, Bradesco will establish a period of no less than 30 days, during which the shareholders may transfer the fractions of shares, as provided for in Paragraph Three of Article 169 of Law No. 6,404/76. After the sale of the shares, the respective amounts will be made available to the shareholders entitled thereto. Other details will be announced to the shareholders in due course.

VII.      Cost of the Shares with Bonus: the cost attributed to the shares with bonus is of R$4.960422205 per share, regardless of the type, for the purposes of Article 10 of Law No. 9,249/95 (with new wording granted by Law No. 12,973/14), and Paragraph One of Article 58 of Normative Instruction No. 1,585/15, of the Internal Revenue Service.

VIII.    Additional Procedures - Payment of Fractions of Shares: the amounts resulting from the fractions of shares will be made available to the shareholders as follows:

a)      to those shareholders whose shares are deposited in the Company and with their registration and banking data up to date, through a credit to be made in the bank accounts at a Financial Institution appointed by them; and

b)      those whose shares are deposited at B3, through the Institutions and/or Brokers that maintain their positions in custody.

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Those whose such data is not updated should seek a Bradesco Branch of their choice with their Individual Taxpayer's ID, their Identity Card and their proof of residence to update their registration data and receive the respective amounts to which they are entitled to.

For further information, check our Investor Relations website – banco.bradesco/ir – Corporate Governance or at Bradesco’s Branch Network.

Cidade de Deus, Osasco, SP, February 7, 2020

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.